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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2014

(Commission File Number: 001-14832)

CELESTICA INC.
(Translation of registrant's name into English)

844 Don Mills Road
Toronto, Ontario
Canada M3C 1V7
(416) 448-5800
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description
99.1	Notice of Meeting and Management Information Circular
99.2	Multiple Voting Shares Proxy for use at the Annual Meeting of Shareholders
99.3	Subordinate Voting Shares Proxy for use at the Annual Meeting of Shareholders
99.4	Voter Information Form for US beneficial holders not served by ADP for use at the Annual Meeting of Shareholders
99.5	Voter Information Form for Canadian beneficial holders not served by ADP for use at the Annual Meeting of Shareholders
99.6	Request card for both US and Canadian registered holders not served by ADP for use at the Annual Meeting of Shareholders
99.7	Chief Executive Officer's Letter to Shareholders

        The information furnished in this Form 6-K is not incorporated by reference into Celestica Inc.'s outstanding registration statements filed with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2014	CELESTICA INC.
	By:	/s/ ELIZABETH L. DELBIANCO Name: Elizabeth L. DelBianco Title: Chief Legal and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meeting and Management Information Circular
99.2	Multiple Voting Shares Proxy for use at the Annual Meeting of Shareholders
99.3	Subordinate Voting Shares Proxy for use at the Annual Meeting of Shareholders
99.4	Voter Information Form for US beneficial holders not served by ADP for use at the Annual Meeting of Shareholders
99.5	Voter Information Form for Canadian beneficial holders not served by ADP for use at the Annual Meeting of Shareholders
99.6	Request card for both US and Canadian registered holders not served by ADP for use at the Annual Meeting of Shareholders
99.7	Chief Executive Officer's Letter to Shareholders

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Furnished Herewith (and incorporated by reference herein)
SIGNATURES
EXHIBIT INDEX